Exhibit 21.1

List of Subsidiaries and Consolidated Affiliated Entities of Jumei International Holding Limited

Place of Incorporation

Subsidiaries

Jumei Hongkong Limited	Hong Kong
Jumei Hongkong Holding Limited	Hong Kong
Shanghai Paddy Commerce and Trade Co., Ltd.	PRC
Chengdu Jumei Youpin Science and Technology Co., Ltd.	PRC
Tianjin Cycil Information Technology Co., Ltd.	PRC
Tianjin Darren Trading Co., Ltd.	PRC
Beijing Silvia Technology Service Co., Ltd.	PRC
Tianjin Venus Technology Co., Ltd.	PRC

Consolidated Affiliated Entities

Reemake Media Co., Ltd.	PRC
Beijing Shengjinteng Network Science and Technology Co., Ltd.	PRC